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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month January, 2002

Mentergy Ltd., (Formerly Gilat Communications Ltd.)
(Translation of Registrant's name into English)

4 Hachilazon Street
Ramat-Gan, Israel
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 or Form 40-F.
Form 20-F ☑ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-________________.)

This Report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 of Mentergy Ltd. (Formerly Gilat Communications Ltd.) (Registration No. 333-11684 and 333-13132).

c:\docume~1\melaniee\locals~1\temp\form 6-k 18-02-2002.doc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MENTERGY LTD.

By: Eytan Mucznik
Title: CFO

Date: February 19, 2002

This Form 6-K consists of:

1. Press Release of Mentergy Ltd., dated Jan. 7, 2002, reports that Mentergy and Telefonica Data Argentina join forces to offer Broadband, live E-learning, using Mentergy's TrainNet Interactive Distance Learning System.

2. Press Release of Mentergy Ltd., dated Jan. 7, 2002, reports the Closing of Refinancing Agreement and Appointment of new Board of Directors.

3. Press Release of Mentergy Ltd., dated Jan. 14, 2002, reports that Leading Global Broadband Application Distributor, York Telecom, Partners with Mentergy to Sell TrainNet® IDL Enterprise Solutions.

4. Press Release of Mentergy Ltd., dated Jan. 28, 2002, reports Financial Information post Refinancing Agreement.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report of this form shall furnish whatever information, not required to be furnished on form 40-F or previously furnished, such issuer (i) maker or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12 (b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) (17 CFR 240.12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English languages of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or report, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. If no event are copies of original language documents or reports required to be furnished.

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

For Immediate Release

Company Contact: Ziv Mandl
Mentergy, Ltd.
+972-3-7535790
zmandl@mentergy.com

Eytan Mucznik
Mentergy Ltd.
+972-3-7535708
meytan@mentergy.co.il

Ron Zamir
Mentergy, Inc.
770-612-9129
ronz@mentergy.com

Mentergy Posts Refinancing Financial Information

Closing of Refinancing agreement and pro forma effect on third quarter;
Nine Months Revenues holds steady (increased 4%);
Quarter-by-Quarter Gross Margin increased;
EBITDA performance improved;
Improvement expected to continue

January 28, 2002, Ramat Gan, Israel, Mentergy(TM), Ltd. (Nasdaq: MNTE), a leading global provider of blended e-Learning solutions, today announced financial information resulting from, among other matters, the successful conclusion of its previously announced refinancing agreement. Following the closing of the refinancing agreement which included the conversion of short term and long term debt into capital and additional new investment from current shareholders; Mentergy has announced the financial results for the second and third quarters of 2001.

Revenues for the nine months ended September 30, 2001 were $54.1 million, a 4 percent increase compared to $52.0 million in the same period last year. Revenues for the six months ended June 30, 2001 were $38.7 million; a 15 percent increase compared to $33.5 million in the six months ended June 30, 2000.

Gross profit for the nine months ended September 30, 2001 was $17.1 million or 31.7 percent. Gross profit for the quarter ended September 30, 2001 was $5.6 million or 36.5 percent compared to $5.6 million or 31.1 percent in the quarter ended June 30, 2001 and compared to $5.9 million or 28.7 percent in the quarter ended March 31, 2001. Throughout fiscal year 2001 gross margin increased from 28.7% in the first quarter to 36.5% in the third quarter, despite decrease in revenues during that period from $20.6 million in the first quarter of 2001 to $15.3 million in the third quarter.

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

The financial results for the second and third quarters reflect the results of management's efforts to reach profitability. Following the slowdown in global markets, management took the following actions: consolidations of headquarters, reduction in personnel, reduction of leased property, and various other operational actions. These steps are reflected in the restructure charge of $4.8 million for the nine months ended September 30, 2001. The financial statements for the second quarter include additional write-off of inventories of $0.7 million mainly due to the drop of prices in the communication equipment and infrastructure markets during the second quarter of 2001. The financial results also include an impairment of goodwill and other intangible assets of $9.8 million reflecting the global slowdown and decrease in markets. The company expects to incur additional goodwill impairment charges of approximately $7 million in the first quarter of 2002 with the implementation of the new FAS no.142 under US GAAP.

The EBITDA (operating income excluding depreciation and amortization) excluding write-off of inventories, restructure and impairment of assets, was significantly improved – negative EBITDA of $1.4 million for the third quarter of 2001 compared to negative EBITDA of $3.7 million in the second quarter of 2001, improvement of 63 percent, despite revenues decreased by 15 percent.

In addition to the actual results for the period ended September 30, 2001, the Company has prepared the pro-forma balance sheets in order to present the effect of the refinancing agreement as if the refinancing agreement took effect as of that date. The pro-forma information shows shareholders' equity of $29.2 million, and current liabilities of $37.9 million compared to actual shareholders' equity of negative ($19.5) million and current liabilities of $71.1 million.

"Year 2001 has been a year of great challenges," commented Eran Lasser Co-CEO of Mentergy Ltd. "We negotiated and closed the refinancing agreement, wherein $43 million of debt were converted into shares, short term debt was extended, and existing shareholders invested in the company. The parties to the agreement showed their belief in the Company's future and its ability to continue as a global leader in the Learning markets. With our reestablished financial stability and new board of directors, we will continue to pursue new customers and develop our offerings and strategy" Lasser said.

Eytan Mucznik, CFO of Mentergy, remarked "During the past year we executed a comprehensive plan, targeted to reach profitability despite weaker market demand and global slowdown. We successfully executed a diverse cost reduction process, resulting in a significant decrease in negative EBITDA by 63% for the third quarter compared to the second quarter of 2001. In spite of decreasing revenues we managed to maintain constant improvement of our gross margin during

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

2001. We also completed a detailed work of evaluation of assets due to markets conditions, which resulted in impairment of intangible assets and inventory write-off. We will continue with additional cost reduction steps and increase efficiency in order to reach profitability. The financial statements for the fourth quarter are expected to include further reduction in costs and further improvement in the EBITDA as our concerted efforts to reach profitability continue".

Second and Third Quarter 2001, Highlights

Mentergy continues with its strategic goal to become a leading training and e-learning company. The following previously announced events that took place during the second and third quarters of 2001 illustrate some of our efforts and successes in achieving this goal:

Delivery:

- Announced version 4.0 of Designer's Edge®, the industry standard instructional design tool for trainers.
- Contract entered into between Allen Communication Learning Services division and Rockwell-Collins, a leader in providing avionics and communications systems to aircraft manufacturers and airlines worldwide. The Company's Allen division was selected to create an estimated $350,000 online leadership training experience that targets more than 15,000 individual contributors within Rockwell's ranks.
- Israeli Ministry of Education Launches Online Study Project Using Mentergy's TrainNet to Help Students Prepare for Exams. The 2001 Online Study Project will reach 1000 students via TrainNet virtual classroom solution. Launch of live, interactive e-Learning system in China. The TrainNet™ system has been sold to Orient Group Satellite Networks Technology, Inc. (OSN), a leading Chinese satellite services company in Beijing.
- Inclusion in the Oracle Corporation Partner Network. We presented an integration of Mentergy's LearnLinc virtual classroom environment with Oracle's iLearning Learning Management System (LMS). The result is a hosted solution that provides an immediate answer to any organization needing rapid implementation of e-Learning and trying to avoid lengthy ramp-up periods or disturbance of IT infrastructures.
- Global Development Learning Network (GDLN) of the World Bank Institute has implemented Mentergy's TrainNet live e-Learning platform to deliver development program training across Latin America.
- Hindustan Technologies Ltd. (HTL) has purchased Mentergy's TrainNet live e-Learning system in a deal worth over $1,000,000. HTL (a subsidiary of Skysat Holdings of Singapore), is offering the TrainNet interactive virtual classroom environment to organizations throughout India for video-based training via satellite delivery.

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

Awards:

- Named Best in Class for Synchronous Learning Systems at the Web-Based Training (WBT) Producer User's Choice 2001 Awards, which recognizes the best tools and technologies for developing and managing e-Learning. The Best in Class award was given for the LearnLinc virtual classroom software, which received the highest average score based on customer expectation, implementation, impact and satisfaction

About Mentergy, Ltd.

Mentergy, Ltd. (NASDAQ:MNTE), formerly Gilat Communications, Ltd. (NASDAQ: GICOF), is a global e-Learning company, providing e-Learning products, consulting, and courseware development services for large enterprises. With over 21 years of expertise in the learning industry, Mentergy assists businesses worldwide to make a cost-effective shift from traditional learning to a blended e-Learning approach. Mentergy Ltd's North American operations comprise of the Allen Communication Learning Services division and the LearnLinc Live e-Learning division (Entergy, Inc.), in addition to John Bryce Training in Israel and Europe (Aris Education, KocBryce and Iqsoft JohnBryce Training Center), Global sales and marketing operation that includes Mentergy Europe, Gilat Satcom and Israsat that supplies service for VSAT Network, Point to Point satellite links, Internet backbone connectivity over satellite, and satellite infrastructure for the e-Learning industry. www.mentergy.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate" "project" "intend" "expect" "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Mentergy to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Mentergy's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Mentergy's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect Mentergy's proprietary technology and risks associated with Mentergy's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Mentergy business, reference is made to Mentergy's reports filed from time to time with the Securities and Exchange Commission.

-Tables to Follow-

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

MENTERGY LTD.
(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEET

(Unaudited)

	September 30			June 30	December 31
	2001	2001 Pro-forma	2000	2001	2000
	U.S. $ in thousands				
Assets					
CURRENT ASSETS:					
Cash and cash equivalents	1,975	1,639	12,128	4,762	25,236
Short-term investments	-	-	16,910	1,000	1,662
Accounts receivable:					
Trade	11,917	11,917	22,200	14,510	20,829
Other	1,655	1,655	1,450	1,723	1,709
Prepaid expenses	1,476	1,476	2,086	1,873	1,306
Inventories	2,954	2,954	5,613	3,411	5,378
Building to be disposed of	3,521	3,521	-	-	-
Total current assets	23,498	23,162	60,387	27,279	56,120
INVESTMENTS AND LONG-TERM RECEIVABLES:					
Investment in associated companies	-	-	414	-	-
Investment in other companies	280	280	1,301	280	280
Other	1684	1684	4,111	1,761	1,624
	1,964	1,964	5,826	1,041	1,904
PROPERTY, PLANT AND EQUIPMENT:					
Cost	37,727	37,727	40,029	44,581	44,224
Less - accumulated depreciation and amortization	16,758	16,758	12,939	16,212	14,355
	20,969	20,969	27,090	28,369	29,869
GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	41,271	41,271	50,888	51,498	54,101
	87,702	87,366	144,191	109,187	141,994

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

	September 30			June 30	December 31
	2001	2001 Pro-forma	2000	2001	2000
	U.S. $ in thousands				
Liabilities and shareholders' equity (net Capital Deficiency)					
CURRENT LIABILITIES:					
Short-term bank credit	44,342	10,844	44,667	44,298	53,399
Current maturities of long-term debt	3,086	3,301	2,747	3,104	2,951
Accounts payable and accruals:					
Trade	10,027	10,027	8,584	10,068	10,036
Other	8,960	8,960	9,320	10,303	11,346
Deferred revenues	4,719	4,719	8,651	5,188	8,684
Total current liabilities	71,134	37,851	73,969	72,961	86,416
LONG-TERM LIABILITIES:					
Convertible subordinated notes	27,265	-	25,000	26,797	25,883
Convertible debentures	-	5,743			
Deferred income taxes			138		
Excess of losses of an associated company over investments therein	-	-	33	-	33
Long-term debt, net of current maturities	6,304	12,124	15,385	6,771	8,404
Long-term debt from related party	1,121	1,121	-	967	825
Accrued severance pay, net of amounts funded	1,301	1,301	1,129	1,449	1,159
Total long-term liabilities	35,991	20,289	41,685	35,984	36,304
Total liabilities	107,125	58,140	115,654	108,945	122,720
COMMITMENTS, CONTINGENT LIABILITIES AND PLEDGES					
MINORITY INTEREST	33	33	-	45	99
SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)	(19,456)	29,193	28,537	197	19,175
	87,702	87,366	144,191	109,187	141,994

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

MENTERGY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended September 30 2001	Three months ended June 30 2001	Nine months ended September 30 2001	Six months ended June 30 2001
	(Unaudited) U.S $ in thousands (except per share data)			
REVENUES				
Learning Services and Solutions	12,482	16,130	46,382	33,900
Satellite-based communication services	2,876	1,988	7,669	4,793
Total Revenues	15,358	18,118	54,051	38,693
COST OF SALES:				
Learning Services and Solutions	7,513	9,756	27,792	20,279
Satellite-based communication services	2,233	2,008	7,218	4,985
Write-off of inventories		728	1,893	1,893
Total Cost of revenues	9,746	12,492	36,903	27,157
GROSS PROFIT				
Learning Services and Solutions	4,969	6,306	17,357	12,388
Satellite-based communication services	643	(680)	(209)	(852)
Total Gross profit	5,612	5,626	17,148	11,536
RESEARCH AND DEVELOPMENT COSTS: Expenses – net	420	490	1,920	1,500
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	7,621	10,502	27,865	20,244
AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS	894	1,001	2,895	2,001
IMPAIRMENT OF LONG-LIVED ASSETS	9,762		9,762	
RESTRUCTURING CHARGES	2,637	841	4,766	2,129
PROVISION FOR DOUBTFUL ACCOUNTS	78	135	480	402
OPERATING LOSS	(15,800)	(7,343)	(30,540)	(14,740)
EBITDA before restructure, write-off of inventories and impairment of assets	**(1,359)**	**(3,662)**	**(7,885)**	**(6,526)**

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

	Three months ended		Nine months ended	Six months ended
	September 30 2001	June 30 2001	September 30 2001	June 30 2001
	(Unaudited)			
	U.S $ in thousands (except per share data)			
OPERATING LOSS (carried from previous page)	(15,800)	(7,343)	(30,540)	(14,740)
FINANCIAL EXPENSES - net	1,778	2,737	6,061	4,283
OTHER EXPENSES - net	2,320	152	2,407	87
LOSS BEFORE TAXES ON INCOME	(19,898)	(10,232)	(39,008)	(19,110)
TAXES ON INCOME	8	(57)	(79)	(87)
LOSS BEFORE SHARE IN LOSSES OF ASSOCIATED COMPANIES	(19,906)	(10,175)	(38,929)	(19,023)
MINORITY INTEREST	(104)	(103)	(144)	(40)
LOSS FOR THE PERIOD	(19,802)	(10,072)	(38,785)	(18,983)
LOSS PER SHARE - basic and diluted	($6.53)	($3.32)	($12.78)	($6.26)

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

MENTERGY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended		Nine months ended	Six months ended
	September 30 2000	June 30 2000	September 30 2000	June 30 2000
	(Unaudited)			
	U.S $ in thousands (except per share data)			
REVENUES				
Learning Services and Solutions	13,837	17,045	42,815	28,978
Satellite-based communication services	4,697	1,910	9,232	4,535
Total Revenues	18,534	18,955	52,047	33,513
COST OF SALES:				
Learning Services and Solutions	9,548	8,449	24,589	15,041
Satellite-based communication services	3,809	3,147	9,486	5,677
Total Cost of revenues	13,357	11,593	34,075	20,718
GROSS PROFIT				
Learning Services and Solutions	4,289	8,596	18,226	13,937
Satellite-based communication services	888	(1,235)	(254)	(1,142)
Total Gross profit	5,177	7,362	17,972	12,795
RESEARCH AND DEVELOPMENT COSTS:				
Expenses - net	1,364	1,387	3,796	2,432
Acquired research and development			2,095	2,095
Total research and development costs	1,364	1,387	5,891	4,527
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9,210	7,807	23,423	14,213
AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS	932	830	2,369	1,437
MERGER EXPENSES	3	39	3,575	3,572
PROVISION FOR DOUBTFUL ACCOUNTS	1,815	314	2,129	314
OPERATING LOSS	(8,147)	(3,015)	(19,415)	(11,268)

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

	Three months ended September 30 2000	Three months ended June 30 2000	Nine months ended September 30 2000	Six months ended June 30 2000
	(Unaudited)			
	U.S $ in thousands (except per share data)			
OPERATING LOSS (**carried from previous page**)	(8,147)	(3,015)	(19,415)	(11,268)
FINANCIAL EXPENSES - net	(1,476)	(979)	(3,262)	(1,786)
OTHER INCOME (EXPENSES) - net	(4,787)	(108)	(4,882)	(95)
LOSS BEFORE TAXES ON INCOME	(14,410)	(4,102)	(27,559)	(13,149)
TAXES ON INCOME	352	(500)	(1,050)	(1,402)
LOSS BEFORE SHARE IN LOSSES OF ASSOCIATED COMPANIES	(14,762)	(3,602)	(26,509)	(11,747)
SHARE IN LOSSES OF ASSOCIATED COMPANIES	(100)	(77)	(196)	(96)
MINORITY INTEREST	26	29	83	57
LOSS FOR THE PERIOD	(14,836)	(3,650)	(26,622)	(11,786)
LOSS PER SHARE - basic and diluted	($4.88)	($1.24)	($8.56)	($3.80)

###

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

For Immediate Release

Company Contact: Ziv Mandl
Mentergy, Ltd.
+972-3-7535790
zmandl@mentergy.com

Eytan Mucznik
Mentergy Ltd.
+972-3-7535624
meytan@mentergy.co.il

Ron Zamir
Mentergy, Inc.
770-612-9129
ronz@mentergy.com

Leading Global Broadband Application Distributor, York Telecom, Partners with Mentergy to Sell TrainNet® IDL Enterprise Solutions

(Salt Lake City, UT) january 14, 2002- Mentergy™, Inc. (NASDAQ: MNTE), a leading global provider of blended e-Learning enterprise solutions, announced today that it reached an agreement to make York Telecom™ a strategic partner reselling Mentergy's *broadband IDL solution - TrainNet™. This agreement allows York, a leading provider of* visual communication solutions, including Distance Learning and Videoconferencing applications, to add Mentergy's live and on-demand enterprise solution for video training to its repertoire of leading-edge solutions.

York Telecom provides sophisticated training and video network solutions to US Government agencies and Fortune 1000 corporations, implementing leading-edge technologies that drive efficiencies in communications and networking.

"Our business was built on providing the full gamut of visual communication services designed for business, government, and distance learning applications. Our engineers design, implement, and support these solutions utilizing the products that lead their individual categories, thereby guaranteeing our clients the best possible solution every time," said Ron Gaboury, President and Chief Operating Officer of York Telecom. "After thorough review, we believe that Mentergy fits in well with this operating philosophy."

"Mentergy and York Telecom immediately recognized the synergies of working together based on our complimentary competencies; Mentergy TrainNet is strong addition to the type of distance learning solutions York Telecom can offer. York Telecom's focus on complete end-to-end service is ideal for the sales, integration, delivery, and support of our enterprise class solution. This is an exciting growth opportunity for both companies," stated Bob Deutsch, Executive Sales Manager for Mentergy Broadband Services.

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

Both Mentergy and York Telecom are well equipped and experienced to handle simultaneous live sessions for one client, as well as integrate with a client's existing infrastructure.
Visit www.mentergy.com/products/live_elearning/trainnet to find out more about how this partnership can benefit your organization.

Mentergy TrainNet 4.5 virtual classroom integrates high-quality, full-screen video with live interaction to create a rich learning experience. Learning tools include audio conferencing, synchronized Web content, application sharing, embedded email, whiteboard, and Q&A. TrainNet systems are available for desktop PC delivery, Instructional Television (ITV), or integration with existing Broadcast Television (BTV) through the TrainPad response device. TrainNet classes may be delivered via satellite, terrestrial broadband, or Internet/intranet. TrainNet SQL server database is ODBC compliant, which means that it can be integrated with a Learning Management System. All TrainNet class information can be tracked and recorded for later analysis with or without an LMS integration.

TrainNet enables organizations to create, broadcast, conduct and manage live training sessions from a central location to remote sites.

About York Telecom:
York Telecom Corporation, headquartered in Eatontown, New Jersey, is one of the nation's leading providers of visual communications solutions for the Federal Government and Fortune 1000 companies. The company has been offering professional consulting services, support services and integration services for visual communication solutions such as Videoconferencing, Video On Demand (VoD), Streaming Video, Custom Room Design and Multimedia Network Management since 1985. York Telecom has sales and service offices throughout the Continental U.S. including a dedicated Federal sales office in Landover, MD. For more information, please visit our web site at www.yorktel.com.

About Mentergy:
Mentergy, Ltd. (NASDAQ:MNTE), formerly Gilat Communications, Ltd. (NASDAQ: GICOF), is a global e-Learning company, providing e-Learning products, consulting, and courseware development services for large enterprises. With over 21 years of expertise in the learning industry, Mentergy assists businesses worldwide to make a cost-effective shift from traditional learning to a blended e-Learning approach. Mentergy Ltd.'s North American operations comprise of the Allen Communication Learning Services division and the LearnLinc Live e-Learning division (Mentergy, Inc.), in addition to John Bryce Training in Israel and Europe (Aris Education), and a global sales and marketing operation that includes Mentergy Europe.
www.mentergy.com

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate" "project" "intend" "expect" "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to the Company's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for the Company's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with the Company's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

For Immediate Release

Company Contact: Ziv Mandl
Mentergy, Ltd.
+972-3-7535790
zmandl@mentergy.com

Eytan Mucznik
Mentergy Ltd.
+972-3-7535708
meytan@mentergy.co.il

Ron Zamir
Mentergy, Inc.
770-612-9129
ronz@mentergy.com

Mentergy and Telefonica Data Argentina join forces to offer Broadband, live E-learning, using Mentergy's TrainNet Interactive Distance Learning System

Ramat Gan, Israel, January 7 2002 – Mentergy Ltd., (NASDAQ: MNTE) formerly Gilat Communications, a global leader in blended e-Learning techniques and technologies, today announced that it has signed an agreement with Telefonica Data Argentina, a member of the Telefonica Group and a global leader in data, Internet communications and information services, for joint implementation of Interactive Distance Learning services. Under the Agreement Telefonica Data Argentina will launch an Interactive Distance Learning service using Mentergy's TrainNet system. The total value of the deal is estimated to be over US$ 700,000.

After several months of successful operation and testing, Telefonica Data Argentina has decided to launch a TSP (Training Service Provider) Distance Learning service in Argentina based on Mentergy TrainNet system. Using TrainNet, Telefonica Data Argentina will offer a new, broadband, video intensive, live e learning service to Government entities, Corporate and Educational institutes in Argentina. Both parties expect to expand the service to additional countries in Latin America, the US and Europe and capture the fast growing market of Interactive Distance Learning which is estimated to be over US$ 1.5 Billion.

"The cooperation with Mentergy meets Telefonica's strategic decision to enter the growing demand for Distance Learning in Argentina and other Latin American countries" said Mr. Javier Roldán, General Manager of Telefonica Data Argentina. "We are

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

determined to be a market leader in provision of Interactive Distance Learning services in Latin America and we are confident that the cooperation with Mentergy will enable us to achieve this goal"

"The adoption of TrainNet by Telefonica Data Argentina illustrates the power of Mentergy's broadband live e-Learning solutions worldwide," said Ziv Mand,l Mentergy's Co-CEO. "The cooperation with Telefonica Data Argentina opens a wide opportunity for Mentergy to introduce TrainNet's superior technology not only in Argentina but also in other countries in which Telefonica is active".

"Mentergy has identified the synergy between its technology and that of Telco operators like Telefonica Data Argentina," said Gidi Nimoy, Mentergy's VP Sales and Marketing. "The agreement with Telefonica Data Argentina strengthens our market position in Latin America and will enable Mentergy to rapidly expand to other Latin Americans countries as well"

"We consider Telefonica Data Argentina as a very important strategic partner that will allow Mentergy to rapidly expand its IDL technology in the fast growing e-learning market," said Daniel Berneman, Mentergy's Sales Director for Latin America. "We are very proud that Telefonica Data Argentina has decided to adopt TrainNet as its standard tool for broadband TSP services"

<u>About Telefonica Data</u>

Telefónica Data, the activity line of the Telefónica Group, operates worldwide in the area of integral data and Internet communications and information services for companies. Telefónica Data provides support for more than 70.000 clients in 15 countries, both in Europe and in America, and the company's income in year 2000 amounted to 1400 million dollars.

In Argentina this activity line is managed by Telefónica Data Argentina, created as a continuation of Advance Telecomunicaciones S.A., a Telefónica Group's company, which, since its creation in 1997, has grown and become a leader organization in the

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

Argentine market. The company offer data transmission services to big corporations, small and medium companies and governments.

Since 1st January 2001, the company focus its operations to integral solutions for big corporations and New Economy Players (NEPs). TYSSA, a business division of Telefónica Data, also offer consultancy in IP solutions such as e-business, e-commerce, CRM and call centers. (www.telefonica-data.com.ar)

About Mentergy, Ltd.

Mentergy, Ltd. (NASDAQ:MNTE), formerly Gilat Communications, Ltd. (NASDAQ: GICOF), is a global e-Learning company, providing e-Learning products, consulting, and courseware development services for large enterprises. With over 21 years of expertise in the learning industry, Mentergy assists businesses worldwide to make a cost-effective shift from traditional learning to a blended e-Learning approach. Mentergy Ltd's North American operations comprise of the Allen Communication Learning Services division and the LearnLinc Live e-Learning division (Entergy, Inc.), in addition to John Bryce Training in Israel and Europe (Aris Education, KocBryce and Iqsoft JohnBryce Training Center), Global sales and marketing operation that includes Mentergy Europe, Gilat Satcom and Israsat that supplies service for VSAT Network, Point to Point satellite links, Internet backbone connectivity over satellite, and satellite infrastructure for the e-Learning industry. www.mentergy.com

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

For Immediate Release

Company Contact:

Ziv Mandl
Mentergy, Ltd.
+972-3-7535790
zmandl@mentergy.com

Eytan Mucznik
Mentergy Ltd.
+972-3-7535708
meytan@mentergy.co.il

Ron Zamir
Mentergy, Inc.
770-612-9129
ronz@mentergy.com

Mentergy Ltd. Announces Closing of Refinancing Agreement and Appointment of new Board of Directors

January 7, 2002, Ramat Gan, Israel, Mentergy(TM), Ltd. (Nasdaq: MNTE), a leading global provider of blended e-Learning solutions, today announced the closing of the transactions contemplated by the agreement with its principal creditors, previously announced by the Company on October 12, 2001. As part of the agreement, certain principal shareholders made equity investments of an aggregate of $2.85 million in cash and Mentergy's stockholders' equity increased by $46.3 million.

Trefoil Gilat Investors LP, (a partnership managed by Trefoil Gilat Inc. and is an affiliate of the Shamrock group) exchanged its convertible note of approximately $26 million for approximately 2.9 million ordinary shares. Accordingly, on January 3, 2002 the Board of Directors of the Company accepted the resignation of five as directors of the Company: Basil Gamsu, Amiram Levinberg, Gershon Patron, Lenny Recanati, and Shlomo Tirosh, and appointed the following individuals who were designated by Trefoil as members of the Board.

Michael Geiger is the Managing Director of Shamrock International, Ltd., London, and is Senior International Consultant to Shamrock Holdings, Inc. Mr. Geiger has been responsible for assisting Shamrock in identifying investment opportunities in Europe and the Middle East. He is a director of Tadiran Communication Ltd., Tadiran Wireless Communication Industries Ltd., M.P.I. Mediterranean Properties and Investments Ltd. (formally known as Comfy Interactive Movies Ltd.), The New Tel Aviv Bus Terminal Ltd.,

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

Pelephone Communication Ltd., Emed Real-Estate Development and Investments Ltd., Dan Zabar Ltd. and Comfynet Ltd. Previously, Mr. Geiger was President of an international consulting company, which participated in diversified large-scale investment projects on a worldwide basis, and was a member of the Board of Directors of Koor Industries Ltd. and Netia Holdings, Inc

Liora Kvoras-Hadar is the Chief Executive Officer of Antal, a market of quality toys and educational products Company since 1992. Since 1993 Ms. Kvoras-Hadar serves as Board member of Telad Ltd., (franchisee of Israeli TV – Channel 2), and since May 2000 has been the Chairperson of the Telad's Audit Committee. She acts as an outside Board member in Natur, since 2001. Ms. Kvoras-Hadar has been a member of the New York bar since 1987 and the Israeli bar since 1985.

Yona Shoham has been CEO and major shareholder of the Onyx Group between 1989-2001. Onyx is a group of Software Companies active in both the Israeli and International markets. Mr. Shoham served as Regional Manager of "Control Data Europe" between 1987-1989, and the CEO of Control Data Israel between 1984 and 1987.

Meir Srebernik has been a Board member and Chairman of the Finance Committee of the Board of Pelephone Communications Ltd. since Jan. 1, 2001. Mr. Srebernik served as President and CEO of the Netia Group, including its operating subsidiaries between 1998 and 2000, and President and CEO of Netia Holdings SA between 1994 and 2000.

As a result of the Board's action and the resignations referred to above, the Company's Board is now comprised of the following 7 individuals: Miki Ben-Dor, Michael Geiger, Liora Kvoras-Hadar, Yona Shoham, Meir Srebernik, and Yona Admon and Roni Ofer as outside directors.

Eran Lasser, Co-CEO Mentergy said that "The closing of the agreement will stabilize the position of Mentergy in the market, and as a result allow the Company to more aggressively pursue new and existing customers".

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

Eytan Mucznik, CFO Mentergy said that "The appointment of the new Board members of Trefoil, with their local and international experience, will contribute to the business growth and strategy of the Company The additional breadth of management and financial experience will undoubtedly contribute greatly to the Company's future.

About Mentergy, Ltd.
Mentergy, Ltd. (NASDAQ:MNTE), formerly Gilat Communications, Ltd. (NASDAQ: GICOF), is a global e-Learning company, providing e-Learning products, consulting, and courseware development services for large enterprises. With over 21 years of expertise in the learning industry, Mentergy assists businesses worldwide to make a cost-effective shift from traditional learning to a blended e-Learning approach. Mentergy Ltd's North American operations comprise of the Allen Communication Learning Services division and the LearnLinc Live e-Learning division (Entergy, Inc.), in addition to John Bryce Training in Israel and Europe (Aris Education, KocBryce and Iqsoft JohnBryce Training Center), Global sales and marketing operation that includes Mentergy Europe, Gilat Satcom and Israsat that supplies service for VSAT Network, Point to Point satellite links, Internet backbone connectivity over satellite, and satellite infrastructure for the e-Learning industry. www.mentergy.com